UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin
Name:	Pierre Dulin
Title:	General Manager

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V.., Y BLADEX DEVELOPMENT CORP.., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2016 A NOVIEMBRE 2017 (En Miles de Balboas) *	05 DE ENERO 2018

	Variación		2016	2017
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-314,764.83	-29.60	1,063,258.62	961,971.68	892,438.25	1,268,171.56	1,124,186.59	723,518.76	815,042.57	884,879.11	919,409.56	795,325.56	565,268.06	748,493.79	0.00
Depósitos Locales en Bancos	1,614.48	379.29	425.66	679.82	666.95	1,799.04	868.06	543.82	9,692.41	7,101.65	5,281.75	1,572.95	1,183.19	2,040.14	0.00
A la Vista	1,614.48	379.29	425.66	679.82	666.95	1,799.04	868.06	543.82	9,692.41	7,101.65	5,281.75	1,572.95	1,183.19	2,040.14	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	-316,374.34	-29.77	1,062,828.00	961,284.62	891,765.03	1,266,366.55	1,123,311.21	722,966.17	805,346.73	877,777.46	914,127.81	793,752.61	564,084.86	746,453.66	0.00
A la Vista	-341,374.34	-36.40	937,828.00	641,284.62	811,765.03	1,161,366.55	1,123,311.21	722,966.17	745,346.73	752,777.46	734,127.81	793,752.61	514,084.86	596,453.66	0.00
A Plazo	25,000.00	20.00	125,000.00	320,000.00	80,000.00	105,000.00	0.00	0.00	60,000.00	125,000.00	180,000.00	0.00	50,000.00	150,000.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	-4.97	-100.00	4.97	7.23	6.26	5.97	7.32	8.76	3.43	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	-560,082.71	-9.37	5,974,620.51	5,734,332.27	5,648,818.70	5,688,594.59	5,139,731.86	5,422,597.04	5,457,648.02	5,349,000.20	5,033,912.65	5,233,398.31	5,459,086.33	5,414,537.80	0.00
Locales	-61,158.44	-13.05	468,511.84	460,492.09	461,182.19	469,638.27	400,751.24	392,596.71	429,842.92	444,389.37	450,942.58	427,699.69	395,117.82	407,353.40	0.00
Extranjero	-447,989.03	-8.07	5,552,219.61	5,319,951.12	5,233,747.44	5,269,675.30	4,789,699.59	5,139,253.55	5,140,471.70	5,017,277.42	4,695,636.67	4,914,198.57	5,172,468.45	5,104,230.57	0.00
Menos Provisiones	50,935.24	110.46	46,110.93	46,110.93	46,110.93	50,718.97	50,718.97	109,253.22	112,666.59	112,666.59	112,666.59	108,499.95	108,499.95	97,046.17	0.00
Locales	-2,531.61	-29.10	8,700.00	8,700.00	8,700.00	8,700.00	8,700.00	10,565.18	7,089.50	7,089.50	7,089.50	7,566.13	7,566.13	6,168.39	0.00
Extranjero	53,466.85	142.92	37,410.93	37,410.93	37,410.93	42,018.97	42,018.97	98,688.04	105,577.09	105,577.09	105,577.09	100,933.82	100,933.82	90,877.78	0.00
INVERSIONES EN VALORES	-22,044.52	-18.69	117,953.13	111,634.72	100,817.77	100,479.30	89,754.96	89,736.08	89,300.42	92,496.54	94,117.99	97,596.02	94,826.21	95,908.61	0.00
Locales	6,783.38	58.12	11,670.64	11,653.67	11,634.61	11,617.27	8,599.40	8,582.17	8,564.41	11,376.23	12,993.64	16,835.54	17,272.03	18,454.02	0.00
Extranjero	-29,203.08	-27.32	106,885.02	100,421.42	89,338.38	89,017.64	81,302.21	81,300.94	80,883.64	81,291.17	81,310.53	80,981.34	77,770.36	77,681.93	0.00
Menos Provisiones	-375.18	-62.27	602.53	440.37	155.22	155.61	146.65	147.03	147.64	170.85	186.17	220.85	216.18	227.35	0.00
Locales	79.34	212.40	37.35	36.76	36.81	36.88	27.38	27.44	27.50	52.20	66.96	101.66	105.77	116.69	0.00
Extranjero	-454.52	-80.42	565.18	403.61	118.41	118.73	119.28	119.59	120.14	118.65	119.21	119.20	110.41	110.66	0.00
OTROS ACTIVOS	14,958.61	16.59	90,185.95	75,645.19	81,406.05	73,587.16	76,974.79	92,443.60	68,919.80	86,782.94	92,265.34	81,421.22	88,303.42	105,144.56	0.00
Locales	21,850.13	101.37	21,555.49	27,808.81	34,452.69	29,355.35	33,622.59	29,132.88	30,531.89	32,598.83	36,491.54	42,194.80	43,232.47	43,405.62	0.00
Extranjero	-6,891.52	-10.04	68,630.46	47,836.38	46,953.37	44,231.81	43,352.20	63,310.72	38,387.91	54,184.11	55,773.80	39,226.42	45,070.95	61,738.95	0.00
TOTAL DE ACTIVOS	-881,933.45	-12.17	7,246,018.21	6,883,583.86	6,723,480.78	7,130,832.62	6,430,648.20	6,328,295.49	6,430,910.80	6,413,158.79	6,139,705.55	6,207,741.11	6,207,484.02	6,364,084.77	0.00
DEPOSITOS	604,751.52	21.58	2,802,851.97	2,851,077.54	2,805,203.17	3,181,255.89	3,034,970.20	3,128,852.35	3,353,554.31	3,443,711.42	3,285,650.34	3,003,009.66	3,276,963.03	3,407,603.49	0.00
Locales	90,334.39	21.39	422,241.00	483,573.74	450,915.24	489,582.14	522,180.14	499,915.31	490,489.60	520,736.64	525,804.49	558,697.42	509,677.24	512,575.38	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	45,645.02	28.45	160,464.32	160,941.58	146,743.12	170,853.11	190,377.09	190,055.73	205,151.33	205,379.37	205,380.56	225,312.41	206,266.35	206,109.34	0.00
A la Vista	409.43	88.18	464.32	941.58	1,743.12	853.11	377.09	55.73	113.03	285.52	286.71	140.75	1,030.76	873.74	0.00
A Plazo	45,235.59	28.27	160,000.00	160,000.00	145,000.00	170,000.00	190,000.00	190,000.00	205,038.29	205,093.85	205,093.85	225,171.66	205,235.59	205,235.59	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	44,689.37	17.07	261,776.68	322,632.15	304,172.12	318,729.03	331,803.05	309,859.58	285,338.27	315,357.27	320,423.94	333,385.00	303,410.89	306,466.05	0.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	44,689.37	17.07	261,776.68	322,632.15	304,172.12	318,729.03	331,803.05	309,859.58	285,338.27	315,357.27	320,423.94	333,385.00	303,410.89	306,466.05	0.00
Extranjero	514,417.13	21.61	2,380,610.98	2,367,503.81	2,354,287.93	2,691,673.75	2,512,790.06	2,628,937.04	2,863,064.71	2,922,974.79	2,759,845.84	2,444,312.24	2,767,285.79	2,895,028.11	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	101,817.38	1403.36	7,255.25	103,480.43	141,269.52	207,244.12	237,120.23	255,244.82	208,418.86	204,954.79	235,659.48	202,009.73	153,734.73	109,072.63	0.00
A la Vista	-2,809.44	-41.39	6,786.92	3,012.10	8,708.65	6,515.46	14,339.30	17,964.09	7,923.27	1,126.14	5,367.05	3,490.18	1,321.32	3,977.48	0.00
A Plazo	104,626.82	22340.70	468.32	100,468.32	132,560.87	200,728.66	222,780.92	237,280.73	200,495.59	203,828.65	230,292.43	198,519.55	152,413.40	105,095.14	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	412,599.75	17.38	2,373,355.73	2,264,023.38	2,213,018.41	2,484,429.63	2,275,669.84	2,373,692.22	2,654,645.85	2,718,020.00	2,524,186.36	2,242,302.52	2,613,551.07	2,785,955.48	0.00
A la Vista	14,308.80	11.95	119,762.70	119,832.86	58,184.32	238,006.58	159,096.26	144,206.50	118,940.00	124,448.16	179,873.83	201,502.56	150,077.39	134,071.50	0.00
A Plazo	398,290.95	17.67	2,253,593.03	2,144,190.52	2,154,834.10	2,246,423.04	2,116,573.58	2,229,485.71	2,535,705.84	2,593,571.84	2,344,312.54	2,040,799.95	2,463,473.68	2,651,883.98	0.00
OBLIGACIONES	-1,424,571.78	-43.88	3,246,813.39	2,849,537.62	2,733,536.45	2,764,796.93	2,193,817.20	2,079,763.36	1,972,763.14	1,851,811.19	1,736,899.65	2,094,924.84	1,805,116.21	1,822,241.60	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-1,424,571.78	-43.88	3,246,813.39	2,849,537.62	2,733,536.45	2,764,796.93	2,193,817.20	2,079,763.36	1,972,763.14	1,851,811.19	1,736,899.65	2,094,924.84	1,805,116.21	1,822,241.60	0.00
OTROS PASIVOS	-22,330.13	-19.36	115,364.24	107,795.10	100,564.91	96,259.89	119,175.69	93,154.78	72,046.75	91,743.87	84,723.43	70,136.83	93,410.66	93,034.11	0.00
Locales	5,843.49	41.98	13,920.99	12,601.78	13,690.65	13,481.66	33,919.86	10,142.81	12,714.32	14,668.90	21,377.27	14,802.87	16,749.78	19,764.48	0.00
Extranjero	-28,173.62	-27.77	101,443.26	95,193.33	86,874.27	82,778.23	85,255.83	83,011.97	59,332.43	77,074.97	63,346.16	55,333.96	76,660.88	73,269.63	0.00
PATRIMONIO	-39,783.05	-3.68	1,080,988.61	1,075,173.58	1,084,176.24	1,088,519.90	1,082,685.09	1,026,524.99	1,032,546.61	1,025,892.31	1,032,432.13	1,039,669.79	1,031,994.12	1,041,205.56	0.00
Capital	4,121.73	1.24	331,328.76	331,512.87	331,707.53	332,022.36	333,871.10	333,807.02	334,006.97	334,193.19	334,376.25	334,610.18	334,793.24	335,450.48	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00
Otras Reservas	-5,413.63	-4.39	123,302.02	110,187.46	109,207.69	110,654.10	110,005.02	110,039.49	111,150.19	111,545.01	111,045.38	113,231.88	117,586.57	117,888.40	0.00
Provisiones Dinámicas	0.00	0.00	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	0.00
Otras Reservas	-5,413.63	-34.03	15,910.14	2,795.57	1,815.80	3,262.22	2,613.13	2,647.61	3,758.31	4,153.12	3,653.50	5,840.00	10,194.69	10,496.51	0.00
Utilidad de Periodos Anteriores	-29,288.45	-6.60	444,046.12	529,249.54	529,249.54	526,534.63	511,432.26	447,998.57	449,341.21	434,187.01	434,187.01	433,355.21	414,757.67	414,757.67	0.00
Utilidad de Periodo	-9,723.48	-11.10	87,580.59	9,467.43	18,970.28	24,445.43	32,479.94	39,662.53	43,307.47	50,718.93	57,422.99	63,250.48	69,655.24	77,857.11	0.00
Ganancia o Perdida en Valores Disponible para la venta	520.78	-108.71	-479.03	-453.87	-168.96	-346.77	-313.38	-192.76	-469.39	38.02	190.34	11.88	-8.76	41.74	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	-881,933.45	-12.17	7,246,018.21	6,883,583.86	6,723,480.78	7,130,832.62	6,430,648.20	6,328,295.49	6,430,910.80	6,413,158.79	6,139,705.55	6,207,741.11	6,207,484.02	6,364,084.77	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A DE C.V., BLADEX DEVELOPMENT CORP.., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2016 A NOVIEMBRE 2017 (En Miles de Balboas) *	05 DE ENERO 2018

	2016	2017
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	244,331.49	20,001.97	18,541.73	20,587.57	18,684.18	18,719.02	18,695.18	19,132.57	18,409.35	17,245.18	18,253.91	17,620.78	0.00	205,891.43
Préstamos	234,825.15	19,069.92	17,708.98	19,647.95	17,634.93	17,653.45	17,421.69	17,809.34	17,262.78	16,385.11	17,120.16	16,812.74	0.00	194,527.04
Depósitos	4,471.86	639.26	634.77	727.05	855.62	874.97	1,091.04	1,128.19	945.97	657.29	922.57	607.07	0.00	9,083.81
Inversiones	5,034.48	292.80	197.98	212.57	193.63	190.60	182.45	195.04	200.60	202.78	211.18	200.96	0.00	2,280.58
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	91,136.58	8,528.98	7,616.80	8,566.77	7,865.79	8,021.54	10,877.56	9,384.59	9,179.59	8,601.82	9,633.01	8,610.00	0.00	96,886.43
Intereses Pagados	90,688.83	8,526.99	7,615.18	8,556.80	7,865.70	8,020.32	10,867.82	9,384.53	9,175.25	8,592.60	9,631.45	8,593.19	0.00	96,829.82
Comisiones	447.75	1.99	1.62	9.96	0.09	1.22	9.74	0.06	4.34	9.22	1.56	16.81	0.00	56.61
Ingreso Neto de Intereses	153,194.92	11,473.00	10,924.93	12,020.81	10,818.39	10,697.47	7,817.62	9,747.98	9,229.76	8,643.36	8,620.90	9,010.78	0.00	109,005.00
Otros Ingresos	245,196.77	19,536.35	18,965.69	18,059.88	11,399.86	15,683.57	17,748.46	17,380.40	6,152.84	17,657.31	13,105.37	14,290.59	0.00	169,980.32
Comisiones	14,148.82	1,043.93	982.70	1,091.28	928.91	2,701.86	1,305.75	835.25	767.70	2,149.12	957.24	991.93	0.00	13,755.66
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	231,047.96	18,492.41	17,983.00	16,968.60	10,470.95	12,981.72	16,442.71	16,545.15	5,385.15	15,508.19	12,148.12	13,298.66	0.00	156,224.65
Ingresos de Operaciones	398,391.69	31,009.34	29,890.62	30,080.69	22,218.24	26,381.05	25,566.08	27,128.38	15,382.60	26,300.67	21,726.27	23,301.37	0.00	278,985.31
Egresos Generales	277,266.80	21,384.70	20,243.36	20,788.13	14,048.02	17,168.19	19,756.20	19,588.31	8,559.08	18,906.16	15,274.59	16,389.78	0.00	192,106.51
Gastos Administrativos	27,372.29	1,923.08	2,062.54	2,804.91	2,723.45	2,851.75	2,429.67	1,911.46	2,223.64	2,211.77	2,280.36	2,022.73	0.00	25,445.35
Gastos Generales	8,032.14	573.49	692.91	528.17	540.31	641.54	470.98	492.40	525.54	402.84	701.20	515.79	0.00	6,085.15
Gastos de Depreciación	2,017.54	205.03	185.55	185.62	185.80	185.09	183.64	143.17	141.88	146.99	145.54	144.42	0.00	1,852.74
Otros Gastos	239,844.83	18,683.11	17,302.36	17,269.43	10,598.45	13,489.81	16,671.91	17,041.28	5,668.03	16,144.56	12,147.49	13,706.83	0.00	158,723.26
Utilidad antes de Provisiones	121,124.89	9,624.64	9,647.27	9,292.56	8,170.23	9,212.86	5,809.88	7,540.06	6,823.52	7,394.52	6,451.68	6,911.59	0.00	86,878.81
Provisiones por Cuentas Malas	33,544.30	157.21	144.41	3,817.41	135.71	2,030.28	2,164.93	128.61	119.46	1,567.02	46.93	-1,290.28	0.00	9,021.70
Utilidad del Periodo	87,580.59	9,467.43	9,502.85	5,475.15	8,034.51	7,182.58	3,644.94	7,411.46	6,704.06	5,827.49	6,404.75	8,201.87	0.00	77,857.11

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V.., AND BLADEX DEVELOPMENT CORP.., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2016 - NOVEMBER 2017 (In Thousand Balboas) *	JANUARY 05, 2018

	Absolute		2016	2017
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-314,764.83	-29.60	1,063,258.62	961,971.68	892,438.25	1,268,171.56	1,124,186.59	723,518.76	815,042.57	884,879.11	919,409.56	795,325.56	565,268.06	748,493.79	0.00
Local Deposits in Banks	1,614.48	379.29	425.66	679.82	666.95	1,799.04	868.06	543.82	9,692.41	7,101.65	5,281.75	1,572.95	1,183.19	2,040.14	0.00
Demand	1,614.48	379.29	425.66	679.82	666.95	1,799.04	868.06	543.82	9,692.41	7,101.65	5,281.75	1,572.95	1,183.19	2,040.14	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-316,374.34	-29.77	1,062,828.00	961,284.62	891,765.03	1,266,366.55	1,123,311.21	722,966.17	805,346.73	877,777.46	914,127.81	793,752.61	564,084.86	746,453.66	0.00
Demand	-341,374.34	-36.40	937,828.00	641,284.62	811,765.03	1,161,366.55	1,123,311.21	722,966.17	745,346.73	752,777.46	734,127.81	793,752.61	514,084.86	596,453.66	0.00
Time	25,000.00	20.00	125,000.00	320,000.00	80,000.00	105,000.00	0.00	0.00	60,000.00	125,000.00	180,000.00	0.00	50,000.00	150,000.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	-4.97	-100.00	4.97	7.23	6.26	5.97	7.32	8.76	3.43	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	-560,082.71	-9.37	5,974,620.51	5,734,332.27	5,648,818.70	5,688,594.59	5,139,731.86	5,422,597.04	5,457,648.02	5,349,000.20	5,033,912.65	5,233,398.31	5,459,086.33	5,414,537.80	0.00
Local	-61,158.44	-13.05	468,511.84	460,492.09	461,182.19	469,638.27	400,751.24	392,596.71	429,842.92	444,389.37	450,942.58	427,699.69	395,117.82	407,353.40	0.00
Foreign	-447,989.03	-8.07	5,552,219.61	5,319,951.12	5,233,747.44	5,269,675.30	4,789,699.59	5,139,253.55	5,140,471.70	5,017,277.42	4,695,636.67	4,914,198.57	5,172,468.45	5,104,230.57	0.00
Less Allowance	50,935.24	110.46	46,110.93	46,110.93	46,110.93	50,718.97	50,718.97	109,253.22	112,666.59	112,666.59	112,666.59	108,499.95	108,499.95	97,046.17	0.00
Local	-2,531.61	-29.10	8,700.00	8,700.00	8,700.00	8,700.00	8,700.00	10,565.18	7,089.50	7,089.50	7,089.50	7,566.13	7,566.13	6,168.39	0.00
Foreign	53,466.85	142.92	37,410.93	37,410.93	37,410.93	42,018.97	42,018.97	98,688.04	105,577.09	105,577.09	105,577.09	100,933.82	100,933.82	90,877.78	0.00
INVESTMENT SECURITIES	-22,044.52	-18.69	117,953.13	111,634.72	100,817.77	100,479.30	89,754.96	89,736.08	89,300.42	92,496.54	94,117.99	97,596.02	94,826.21	95,908.61	0.00
Local	6,783.38	58.12	11,670.64	11,653.67	11,634.61	11,617.27	8,599.40	8,582.17	8,564.41	11,376.23	12,993.64	16,835.54	17,272.03	18,454.02	0.00
Foreign	-29,203.08	-27.32	106,885.02	100,421.42	89,338.38	89,017.64	81,302.21	81,300.94	80,883.64	81,291.17	81,310.53	80,981.34	77,770.36	77,681.93	0.00
Less Allowance	-375.18	-62.27	602.53	440.37	155.22	155.61	146.65	147.03	147.64	170.85	186.17	220.85	216.18	227.35	0.00
Local	79.34	212.40	37.35	36.76	36.81	36.88	27.38	27.44	27.50	52.20	66.96	101.66	105.77	116.69	0.00
Foreign	-454.52	-80.42	565.18	403.61	118.41	118.73	119.28	119.59	120.14	118.65	119.21	119.20	110.41	110.66	0.00
OTHER ASSETS	14,958.61	16.59	90,185.95	75,645.19	81,406.05	73,587.16	76,974.79	92,443.60	68,919.80	86,782.94	92,265.34	81,421.22	88,303.42	105,144.56	0.00
Local	21,850.13	101.37	21,555.49	27,808.81	34,452.69	29,355.35	33,622.59	29,132.88	30,531.89	32,598.83	36,491.54	42,194.80	43,232.47	43,405.62	0.00
Foreign	-6,891.52	-10.04	68,630.46	47,836.38	46,953.37	44,231.81	43,352.20	63,310.72	38,387.91	54,184.11	55,773.80	39,226.42	45,070.95	61,738.95	0.00
TOTAL ASSETS	-881,933.45	-12.17	7,246,018.21	6,883,583.86	6,723,480.78	7,130,832.62	6,430,648.20	6,328,295.49	6,430,910.80	6,413,158.79	6,139,705.55	6,207,741.11	6,207,484.02	6,364,084.77	0.00
DEPOSITS	604,751.52	21.58	2,802,851.97	2,851,077.54	2,805,203.17	3,181,255.89	3,034,970.20	3,128,852.35	3,353,554.31	3,443,711.42	3,285,650.34	3,003,009.66	3,276,963.03	3,407,603.49	0.00
Local	90,334.39	21.39	422,241.00	483,573.74	450,915.24	489,582.14	522,180.14	499,915.31	490,489.60	520,736.64	525,804.49	558,697.42	509,677.24	512,575.38	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	45,645.02	28.45	160,464.32	160,941.58	146,743.12	170,853.11	190,377.09	190,055.73	205,151.33	205,379.37	205,380.56	225,312.41	206,266.35	206,109.34	0.00
Demand	409.43	88.18	464.32	941.58	1,743.12	853.11	377.09	55.73	113.03	285.52	286.71	140.75	1,030.76	873.74	0.00
Time	45,235.59	28.27	160,000.00	160,000.00	145,000.00	170,000.00	190,000.00	190,000.00	205,038.29	205,093.85	205,093.85	225,171.66	205,235.59	205,235.59	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	44,689.37	17.07	261,776.68	322,632.15	304,172.12	318,729.03	331,803.05	309,859.58	285,338.27	315,357.27	320,423.94	333,385.00	303,410.89	306,466.05	0.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	44,689.37	17.07	261,776.68	322,632.15	304,172.12	318,729.03	331,803.05	309,859.58	285,338.27	315,357.27	320,423.94	333,385.00	303,410.89	306,466.05	0.00
Foreign	514,417.13	21.61	2,380,610.98	2,367,503.81	2,354,287.93	2,691,673.75	2,512,790.06	2,628,937.04	2,863,064.71	2,922,974.79	2,759,845.84	2,444,312.24	2,767,285.79	2,895,028.11	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	101,817.38	1,403.36	7,255.25	103,480.43	141,269.52	207,244.12	237,120.23	255,244.82	208,418.86	204,954.79	235,659.48	202,009.73	153,734.73	109,072.63	0.00
Demand	-2,809.44	-41.39	6,786.92	3,012.10	8,708.65	6,515.46	14,339.30	17,964.09	7,923.27	1,126.14	5,367.05	3,490.18	1,321.32	3,977.48	0.00
Time	104,626.82	22,340.70	468.32	100,468.32	132,560.87	200,728.66	222,780.92	237,280.73	200,495.59	203,828.65	230,292.43	198,519.55	152,413.40	105,095.14	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	412,599.75	17.38	2,373,355.73	2,264,023.38	2,213,018.41	2,484,429.63	2,275,669.84	2,373,692.22	2,654,645.85	2,718,020.00	2,524,186.36	2,242,302.52	2,613,551.07	2,785,955.48	0.00
Demand	14,308.80	11.95	119,762.70	119,832.86	58,184.32	238,006.58	159,096.26	144,206.50	118,940.00	124,448.16	179,873.83	201,502.56	150,077.39	134,071.50	0.00
Time	398,290.95	17.67	2,253,593.03	2,144,190.52	2,154,834.10	2,246,423.04	2,116,573.58	2,229,485.71	2,535,705.84	2,593,571.84	2,344,312.54	2,040,799.95	2,463,473.68	2,651,883.98	0.00
BORROWINGS	-1,424,571.78	-43.88	3,246,813.39	2,849,537.62	2,733,536.45	2,764,796.93	2,193,817.20	2,079,763.36	1,972,763.14	1,851,811.19	1,736,899.65	2,094,924.84	1,805,116.21	1,822,241.60	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-1,424,571.78	-43.88	3,246,813.39	2,849,537.62	2,733,536.45	2,764,796.93	2,193,817.20	2,079,763.36	1,972,763.14	1,851,811.19	1,736,899.65	2,094,924.84	1,805,116.21	1,822,241.60	0.00
OTHER LIABILITIES	-22,330.13	-19.36	115,364.24	107,795.10	100,564.91	96,259.89	119,175.69	93,154.78	72,046.75	91,743.87	84,723.43	70,136.83	93,410.66	93,034.11	0.00
Local	5,843.49	41.98	13,920.99	12,601.78	13,690.65	13,481.66	33,919.86	10,142.81	12,714.32	14,668.90	21,377.27	14,802.87	16,749.78	19,764.48	0.00
Foreign	-28,173.62	-27.77	101,443.26	95,193.33	86,874.27	82,778.23	85,255.83	83,011.97	59,332.43	77,074.97	63,346.16	55,333.96	76,660.88	73,269.63	0.00
STOCKHOLDERS´ EQUITY	-39,783.05	-3.68	1,080,988.61	1,075,173.58	1,084,176.24	1,088,519.90	1,082,685.09	1,026,524.99	1,032,546.61	1,025,892.31	1,032,432.13	1,039,669.79	1,031,994.12	1,041,205.56	0.00
Capital	4,121.73	1.24	331,328.76	331,512.87	331,707.53	332,022.36	333,871.10	333,807.02	334,006.97	334,193.19	334,376.25	334,610.18	334,793.24	335,450.48	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00
Other Reserves	-5,413.63	-4.39	123,302.02	110,187.46	109,207.69	110,654.10	110,005.02	110,039.49	111,150.19	111,545.01	111,045.38	113,231.88	117,586.57	117,888.40	0.00
Dynamic Provision	0.00	0.00	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	0.00
Other Reserves	-5,413.63	-34.03	15,910.14	2,795.57	1,815.80	3,262.22	2,613.13	2,647.61	3,758.31	4,153.12	3,653.50	5,840.00	10,194.69	10,496.51	0.00
Retained Earnings	-29,288.45	-6.60	444,046.12	529,249.54	529,249.54	526,534.63	511,432.26	447,998.57	449,341.21	434,187.01	434,187.01	433,355.21	414,757.67	414,757.67	0.00
Net Income	-9,723.48	-11.10	87,580.59	9,467.43	18,970.28	24,445.43	32,479.94	39,662.53	43,307.47	50,718.93	57,422.99	63,250.48	69,655.24	77,857.11	0.00
Gain or Loss in Securities available for sale	520.78	-108.71	-479.03	-453.87	-168.96	-346.77	-313.38	-192.76	-469.39	38.02	190.34	11.88	-8.76	41.74	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	-881,933.45	-12.17	7,246,018.21	6,883,583.86	6,723,480.78	7,130,832.62	6,430,648.20	6,328,295.49	6,430,910.80	6,413,158.79	6,139,705.55	6,207,741.11	6,207,484.02	6,364,084.77	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V.., AND BLADEX DEVELOPMENT CORP.., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

INCOME STATEMENT BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2016 - NOVEMBER 2017 (In Thousand Balboas) *	JANUARY 05, 2018

	2016	2017
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	244,331.49	20,001.97	18,541.73	20,587.57	18,684.18	18,719.02	18,695.18	19,132.57	18,409.35	17,245.18	18,253.91	17,620.78	0.00	205,891.43
Loans	234,825.15	19,069.92	17,708.98	19,647.95	17,634.93	17,653.45	17,421.69	17,809.34	17,262.78	16,385.11	17,120.16	16,812.74	0.00	194,527.04
Deposits	4,471.86	639.26	634.77	727.05	855.62	874.97	1,091.04	1,128.19	945.97	657.29	922.57	607.07	0.00	9,083.81
Investments	5,034.48	292.80	197.98	212.57	193.63	190.60	182.45	195.04	200.60	202.78	211.18	200.96	0.00	2,280.58
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	91,136.58	8,528.98	7,616.80	8,566.77	7,865.79	8,021.54	10,877.56	9,384.59	9,179.59	8,601.82	9,633.01	8,610.00	0.00	96,886.43
Interest	90,688.83	8,526.99	7,615.18	8,556.80	7,865.70	8,020.32	10,867.82	9,384.53	9,175.25	8,592.60	9,631.45	8,593.19	0.00	96,829.82
Commissions	447.75	1.99	1.62	9.96	0.09	1.22	9.74	0.06	4.34	9.22	1.56	16.81	0.00	56.61
Net Interest Income	153,194.92	11,473.00	10,924.93	12,020.81	10,818.39	10,697.47	7,817.62	9,747.98	9,229.76	8,643.36	8,620.90	9,010.78	0.00	109,005.00
Other Income	245,196.77	19,536.35	18,965.69	18,059.88	11,399.86	15,683.57	17,748.46	17,380.40	6,152.84	17,657.31	13,105.37	14,290.59	0.00	169,980.32
Commissions	14,148.82	1,043.93	982.70	1,091.28	928.91	2,701.86	1,305.75	835.25	767.70	2,149.12	957.24	991.93	0.00	13,755.66
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	231,047.96	18,492.41	17,983.00	16,968.60	10,470.95	12,981.72	16,442.71	16,545.15	5,385.15	15,508.19	12,148.12	13,298.66	0.00	156,224.65
Operating Income	398,391.69	31,009.34	29,890.62	30,080.69	22,218.24	26,381.05	25,566.08	27,128.38	15,382.60	26,300.67	21,726.27	23,301.37	0.00	278,985.31
Operating Expenses	277,266.80	21,384.70	20,243.36	20,788.13	14,048.02	17,168.19	19,756.20	19,588.31	8,559.08	18,906.16	15,274.59	16,389.78	0.00	192,106.51
Administrative expenses	27,372.29	1,923.08	2,062.54	2,804.91	2,723.45	2,851.75	2,429.67	1,911.46	2,223.64	2,211.77	2,280.36	2,022.73	0.00	25,445.35
General expenses	8,032.14	573.49	692.91	528.17	540.31	641.54	470.98	492.40	525.54	402.84	701.20	515.79	0.00	6,085.15
Depreciation	2,017.54	205.03	185.55	185.62	185.80	185.09	183.64	143.17	141.88	146.99	145.54	144.42	0.00	1,852.74
Other expenses	239,844.83	18,683.11	17,302.36	17,269.43	10,598.45	13,489.81	16,671.91	17,041.28	5,668.03	16,144.56	12,147.49	13,706.83	0.00	158,723.26
Net Income before provision for loan losses	121,124.89	9,624.64	9,647.27	9,292.56	8,170.23	9,212.86	5,809.88	7,540.06	6,823.52	7,394.52	6,451.68	6,911.59	0.00	86,878.81
Provision for loan losses	33,544.30	157.21	144.41	3,817.41	135.71	2,030.28	2,164.93	128.61	119.46	1,567.02	46.93	-1,290.28	0.00	9,021.70
Net Income	87,580.59	9,467.43	9,502.85	5,475.15	8,034.51	7,182.58	3,644.94	7,411.46	6,704.06	5,827.49	6,404.75	8,201.87	0.00	77,857.11

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).